UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 22, 2004

VENTURE FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Washington	**0-24024**	**91-1277503**
(State or Other Jurisdiction of Incorporation or Organization	(Commission File Number)	(I.R.S. Employer Identification Number)

721 College St SE
Lacey, Washington 98503
(Address of Principal Executive Offices)(Zip Code)

(360) 459-1100
(Registrant's Telephone Number, Including Area Code)

None
(Former name or former address, if changed since last report)

Item 5.   OTHER EVENTS

On April 23, 2004, Venture Financial Group, Inc., parent company of Venture Bank, issued a press release announcing a cash dividend payable May 14, 2004. All information in the press release, attached as Exhibit 99.2, is not filed but considered furnished pursuant to Regulation FD.

Item 7.   FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(c)   Exhibits.

99.1   Press Release dated April 22, 2004, announcing financial results.
99.2   Press Release dated April 23, 2004, announcing cash dividend.

Item 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On April 22, 2004, Venture Financial Group, Inc. issued its earnings release for the 1st quarter 2004. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENTURE FINANCIAL GROUP, INC.

(Registrant)

Dated: April 23, 2004   By: /s/ Ken F. Parsons, Sr.
                                    Ken F. Parsons, Sr. Chairman / Chief Executive Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact: Cathy Reines
Chief Financial Officer
360.459.1100

Venture Financial Group Reports Record 1st Quarter Earnings

FIRST QUARTER HIGHLIGHTS
- *Quarterly income and earnings per share increase 7% and 8%, respectively*
- *Credit quality continues to improve*
- *Non interest expense reduced $1 million or 18%*

Olympia, Wash., April 22, 2004 - Venture Financial Group, Inc. ("Venture" or "the Company"), parent company of Venture Bank (www.venture-bank.com) today announced first quarter net income of $1.9 million, an increase of 7% compared to $1.8 million for the first quarter 2003. The $1.9 million represents the highest first quarter earnings in Company history. Diluted earnings per share were $.42 for the quarter ended March 31, 2004 up 8% from $.39 for the same quarter in 2003.

For the quarter ended March 31, 2004, assets totaled $512 million, an increase of 10% over the $465 million in total assets at March 31, 2003. Total loans increased $12 million or 3.4% to $371 million from $359 million at March 31, 2003. Securities available for sale increased $48 million or 148.3% to $80 million from $32 million. Savings and interest bearing demand deposits for the quarter ended March 31, 2004 increased $25 million or 15.5% from the same period in 2003. This increase was offset by a $22 million or 16.1% decrease in time deposits.

"Our team continues to do a great job of capitalizing on the Venture Bank brand, growing the franchise, and creating greater value for our shareholders," said Ken F. Parsons Sr., Venture Financial Group Chairman and CEO.

Operating Results
Quarter Ended March 31, 2004

Net Interest Income
Net interest income for the first quarter of 2004 decreased 8.4% to $6.0 million, from $6.6 million for the quarter ended March 31, 2003. This decrease is due to discontinued income from the small loan program in the state of Alabama. Net interest income excluding the Alabama small loan income in 2003 would have been $5.6 million.   The reduction in small loan income was partially offset by an increase in investment income of $556,000 or 158.4% and a decrease in deposit interest expense of $258,000 or 20.5% for the quarter ended March 31, 2004 compared to the same period in 2003.

Non Interest Income
Non interest income decreased by $800,000 or 30% to a total of $1.8 million for the quarter ended March 2004 compared to $2.6 million for the same quarter in 2003. This decrease is due largely to a decrease for the quarter ended March 31, 2004 of $520,000 or 60.6% in origination fees on mortgage loans sold. In addition, the quarter ended March 31, 2003 includes one time gains on the sale of two OREO properties totaling $219,000.

Non Interest Expense

Total non interest expense decreased by $1 million or 17.6% for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. This cost savings is due to a decrease in salary and benefit expense of $356,000 related to reduced mortgage commissions and a reduction in the number of employees. In addition, the Company incurred marketing and branding costs during the quarter ended March 31, 2003 approximating $400,000 not incurred during the first quarter 2004. Finally, the Company has refocused its energies on cost control in 2004 and accordingly other expenses are continuing to be reduced.

"Going into 2004, we anticipated a reduction in mortgage loan originations as well as reduced income generated from our small loan program. We knew we would have to increase our loan volumes and reduce our expenses. I am extremely proud that we were able to accomplish these goals leading to increased income and diluted earnings per share for our shareholders," said Jon M. Jones, Venture Bank President.

Nonperforming Assets

Nonperforming assets (which includes nonperforming loans and other nonperforming assets) as a percentage of total assets was .68%, .82% and 3.13% as of March 31, 2004, December 31, 2003 and March 31, 2003 respectively. Nonperforming loans as a percentage of total loans was .53%, .60% and 2.21% as of March 31, 2004, December 31, 2003 and March 31, 2003 respectively.

"The credit quality of the loan portfolio continues to improve. Our credit administration team has worked diligently as evidenced by the ratios. We are excited that credit issues acquired during the Harbor Bank acquisition are behind us and we can concentrate on growing the loan portfolio," said Mr. Jones.

Venture Financial Group, through its wholly owned subsidiary, Venture Bank has 20 offices in four western Washington counties and offers a full spectrum of financial services including commercial, construction, residential and consumer lending, deposit products and other banking services. Further information about the Bank may be found on the Internet at www.venture-bank.com.

VENTURE FINANCIAL GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CONDITION
(Dollars in thousands, except per share amounts)

	March 31 2004	December 31 2003	March 31 2003
Assets			
Cash and due from banks	$ 19,930	$ 19,048	$ 22,572
Interest bearing deposits in banks	311	213	66
Federal funds sold	1,550	5,530	7,500
Securities available for sale	80,520	84,878	32,435
Securities held to maturity	504	505	505
FHLB Stock	1,166	1,156	1,109
Loans held for sale	2,569	4,138	10,162
Loans	371,110	363,493	358,971
Allowance for credit losses	7,506	7,589	8,216
Net loans	**363,604**	**355,904**	**350,755**
Premises and equipment	11,801	12,112	11,137
Foreclosed real estate	1,488	1,996	4,785
Accrued interest receivable	1,847	1,824	1,930
Cash value of life insurance	13,255	13,113	8,966
Intangible assets	11,570	11,597	11,680
Other assets	1,629	1,886	1,319
Total assets	**$511,744**	**$513,900**	**$464,921**
Liabilities			
Deposits:			
Demand	$ 77,953	$ 81,344	$ 75,598
Savings and interest bearing demand	186,108	182,545	161,052
Time deposits	114,308	118,334	136,165
Total deposits	**378,369**	**382,223**	**372,815**
Short term borrowing	34,847	34,394	17,607
Long term debt	42,589	42,000	23,000
Accrued interest payable	378	174	292
Other liabilities	5,606	6,436	5,866
Total liabilities	**461,789**	**465,227**	**419,580**
Stockholders' Equity			
Common stock, (no par value); 10,000,000 shares authorized, shares issued: 2004 - 4,299,160; December 2003 - 4,316,163; March 2003 - 4,392,798	24,467	25,289	28,033
Retained earnings	24,859	23,254	16,808
Accumulated other comprehensive income	629	130	500
Total stockholders' equity	**49,955**	**48,673**	**45,341**
Total liabilities and stockholders' equity	**$511,744**	**$513,900**	**$464,921**
Other Data			
Nonperforming assets to total assets	.68%	.82%	3.13%
Nonperforming loans to loans	.53%	.60%	2.60%
Allowance for credit losses to loans	2.01%	2.06%	2.21%
Allowance for credit losses to nonperforming assets	380.63%	344.02%	85.11%
Equity to Assets	9.77%	9.47%	9.75%
Net interest margin	5.35%	5.91%	6.64%

VENTURE FINANCIAL GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Three months ended March 31	
	2004	2003
Interest income		
Loans	$6,651	$7,883
Federal funds sold and deposits in banks	3	2
Investments	907	351
Total interest income	**7,561**	**8,236**
Interest Expense		
Deposits	1,002	1,260
Other	495	358
Total interest expense	**1,497**	**1,618**
Net interest income	**6,064**	**6,618**
Provision for credit losses	**132**	**577**
Net interest income after provision for credit losses	**5,932**	**6,041**
Non-interest income		
Service charges on deposit accounts	889	920
Origination fees on mortgage loans sold	338	858
Other operating income	569	788
Total non-interest income	**1,796**	**2,566**
Non-interest expense		
Salaries and employee benefits	2,884	3,240
Occupancy and equipment	855	803
Other expense	1,187	1,937
Total non-interest expense	**4,926**	**5,980**
Operating income before income taxes	**2,802**	**2,627**
Income taxes	894	845
Net income	**$ 1,908**	**$ 1,782**
Other comprehensive income, net of tax:		
Unrealized holding gains (losses) on securities arising during the period	499	(33)
Comprehensive Income	**$ 2,407**	**$ 1,749**
Earnings Per Share Data		
Basic earnings per share	**$0.44**	**$0.41**
Diluted earnings per share	**$0.42**	**$0.39**
Dividends declared per share	$0.07	$0.05
Weighted average number of common shares outstanding	4,307,607	4,381,610
Weighted average number of common shares outstanding, Including dilutive stock options	4,497,595	4,562,704
Return on average assets	1.50%	1.52%
Return on average equity	15.73%	15.79%

EXHIBIT 99.2

PRESS RELEASE

FOR IMMEDIATE RELEASE
Contact: Cathy Reines
Chief Financial Officer
360.459.1100

Venture Financial Group Announces Cash Dividend

Olympia, Wash. April 23, 2004 - Venture Financial Group, Inc., parent company of Venture Bank, announced that on April 21, 2004, the Board of Directors declared a cash dividend of $.07 per share payable May 14, 2004 to all shareholders of record as of May 3, 2004.

The declared dividend marks the twenty-first consecutive quarterly dividend to be paid.

Venture Bank, with 20 offices in four western Washington counties, offers a full spectrum of financial services including commercial, construction, residential and consumer lending, deposit products, and other banking services. The bank also provides a broad range of investment services through its subsidiary Venture Wealth Management, Inc. Further information about the bank may be found on the Internet at www.venture-bank.com.